Exhibit 99.19

Section C

REPORT ON THE APPLICATION OF THE LEGISLATION RESPECTING A BALANCED BUDGET AND THE GENERATIONS FUND

1.	Balanced Budget Act		C.3
	1.1	Budgetary balance within the meaning of the Balanced Budget Act	C.3
	1.2	Stabilization reserve	C.5
2.	Act to reduce the debt and establish the Generations Fund		C.7
	2.1	Debt reduction objectives	C.7
	2.2	Generations Fund	C.8
APPENDIX: Legislative requirements			C.11

C.1

1.	BALANCED BUDGET ACT

Pursuant to the Balanced Budget Act, the Minister of Finance must report to the National Assembly, in the budget speech, on the achievement of the objectives of the Act and any variance recorded.

The purpose of the Balanced Budget Act is to oblige the government to maintain a balanced budget and table a balanced financial framework. In general, the Act specifies the calculation of the budgetary balance, establishes a stabilization reserve and sets out the applicable rules in the case of a surplus or an overrun.

  The requirements of the Balanced Budget Act are set out in the Appendix.

1.1	Budgetary balance within the meaning of the Balanced Budget Act

Under the Balanced Budget Act, the objectives of the Act are achieved if the budgetary balance, calculated in accordance with the Act, is zero or positive.1

  The budgetary balance corresponds essentially to the surplus or the deficit presented in the Public Accounts (book balance) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take certain accounting changes into consideration, if applicable.

For 2020-2021, the budgetary deficit stands at $6.2 billion after use of the stabilization reserve.

❏	Approach for restoring fiscal balance

Given the high level of uncertainty that remains, the government would like to ensure a sustainable economic recovery before implementing a plan to restore fiscal balance.

  Therefore, efforts to offset the budgetary deficit will be implemented once Québec has returned to full employment.

The government wishes to suspend the effects of the Balanced Budget Act as of 2021-2022 in order to gradually reduce the deficit without hindering services to Quebecers or a sustainable recovery of economic growth.

  Legislative amendments will therefore be proposed to avoid setting in motion provisions that have different implications for Budget 2021-2022, such as obligations to:

    table a plan to restore fiscal balance;

    implement offsetting measures for overruns during the fiscal year covered by the budget.

Fiscal balance is expected to be restored by 2027-2028.

____________________
[1]	The budgetary data for 2020-2021 and subsequent years presented in this section are forecasts.

Report on the Application of the Legislation Respecting
a Balanced Budget and the Generations Fund	C.3

TABLE C.1

Budgetary balance within the meaning of the Balanced Budget Act
(millions of dollars)
	Surplus (deficit)	Dedicated	Accounting	Budgetary balance	Stabilization reserve		Budgetary balance
	within the meaning	revenues in the	changes	within the meaning			within the meaning of
Fiscal year	of the Public Accounts(1)	Generations Fund	and other	of the Act	Allocations	Uses	the Act after reserve(2)
2008-2009	–1 258	–587	—	–1 845	–109(3)	1 845	—
2009-2010	–2 940	–725	58(4)	–3 607	—	433	–3 174(5)
2010-2011	–2 390	–760	—	–3 150	—	—	–3 150(5)
2011-2012	–1 788	–840	—	–2 628	—	—	–2 628(6)
2012-2013	–3 141	–961	1 876(7)	–2 226	—	—	–2 226(8)
2013-2014	–2 142	–1 121	—	–3 263	—	—	–3 263(8)
2014-2015	–534	–1 279	418(4)	–1 395	—	—	–1 395(8)
2015-2016	3 456	–1 453	—	2 003	–2 003	—	—
2016-2017	4 147	–2 001	—	2 146	–2 146	—	—
2017-2018	3 014	–2 293	—	721	–721	—	—
2018-2019	7 890	–3 477	—	4 413	–4 413	—	—
2019-2020	2 083	–2 606	—	–523	—	523	—
2020-2021	–11 986	3 014	—	–15 000	—	8 760	–6 240(9)
(1)	As of 2012-2013, the surplus or deficit within the meaning of the Public Accounts includes the impact of the change in application of the accounting standard respecting transfer payments.
(2)	The budgetary balance within the meaning of the Balanced Budget Act after reserve corresponds to the budgetary balance that takes into account allocations to the stabilization reserve and uses of it in order to maintain a balanced budget or reduce the budgetary deficit.
(3)	In accordance with section 32 of the Act (S.Q. 2009, chapter 38), the sum of $109 million, corresponding to the difference between the recorded surplus and the anticipated surplus for 2006-2007, was allocated to the stabilization reserve in 2008-2009.
(4)	The Balanced Budget Act stipulates that the budgetary balance must be adjusted to take into account certain accounting changes resulting in particular from changes made to the accounting policies of the government or any of its enterprises so as to bring them into compliance with a new standard of the organization Chartered Professional Accountants Canada (CPA Canada).
(5)	In accordance with the Balanced Budget Act, the obligation to achieve a balanced budget was suspended in 2009-2010 and in 2010-2011.
(6)	For 2011-2012, the budgetary deficit of $2.6 billion represents an improvement of $1.2 billion compared to the budgetary deficit target of $3.8 billion set in the March 2011 budget pursuant to the Balanced Budget Act.
(7)	The result of $1.9 billion stemming from Hydro-Québec's exceptional loss relative to the closure of the Gentilly-2 nuclear power plant is excluded from the calculation of the budgetary balance for 2012-2013, in accordance with the Act.
(8)	The budgetary deficits of $2.2 billion, $3.3 billion and $1.4 billion recorded for 2012-2013, 2013-2014 and 2014-2015, respectively, are allowed pursuant to the Balanced Budget Act.
(9)	The Balanced Budget Act will be amended in order to suspend the obligation to achieve a balanced budget in 2020-2021.

Budget 2021-2022
C.4	Additional Information

1.2	Stabilization reserve

Under the Balanced Budget Act, a recorded surplus, which is a budgetary balance that is greater than zero, must be allocated to the stabilization reserve.

This reserve is a budgetary tool that was established in order to facilitate multi-year planning of the government's financial framework.

The balance of the stabilization reserve is adjusted on the basis of recorded surpluses allocated to the reserve or sums used from the reserve for each fiscal year.

The reserve acts like a counter made up of surpluses achieved, but it does not consist of surplus cash, as generated surpluses are used to reduce the debt. In other words, the stabilization reserve is not money in the bank. Accordingly, its use gives rise to an increase in the debt.

Taking into account the projected budgetary deficit of $15.0 billion for fiscal 2020-2021, $8.8 billion will be taken from the stabilization reserve, which is equivalent to its total amount. For 2020-2021, the budgetary deficit will stand at $6.2 billion after use of the stabilization reserve, and the balance of the stabilization reserve will be zero as at March 31, 2021.

TABLE C.2

Operations of the stabilization reserve
(millions of dollars)
Uses
Balance,
	beginning		Balanced	Generations	Balance,
Fiscal year	of year	Allocations(1)	budget	Fund	end of year
2015-2016	—	2 003	—	—	2 003
2016-2017	2 003	2 146	—	—	4 149
2017-2018	4 149	721	—	—	4 870
2018-2019	4 870	4 413	—	—	9 283
2019-2020	9 283	—	-523	—	8 760
2020-2021	8 760	—	-8 760	—	—
(1)	Allocations to the stabilization reserve were restated to include the change in application of the accounting standard respecting transfer payments on the budgetary balance (see the Appendix on page I.39 of the Québec Budget Plan – March 2021).

Report on the Application of the Legislation Respecting
a Balanced Budget and the Generations Fund	C.5

Impact of the change in the application
of the accounting standard respecting transfer payments

Based on the Public Accounts 2019-2020, the stabilization reserve, which is the sum of the budgetary surpluses since 2015-2016, stood at $12.0 billion. The change in application of the accounting standard respecting transfer payments leads to a downward adjustment in the reserve of $3.2 billion. As at March 31, 2020, it now stands at $8.8 billion.

Impact of the change in application of the accounting standard respecting transfer payments on budgetary balances and the stabilization reserve since 2015-2016
(millions of dollars)
	2015-	2016-	2017-	2018-	2019-
	2016	2017	2018	2019	2020	Total
Budgetary balance before the change	2 191	2 361	2 622	4 803	4
Impact of the change in the application of the accounting standard	- 188	- 215	- 1 901(1)	- 390	- 527	3 221
Budgetary balance after the change	2 003	2 146	721	4 413	–523
Balance of the stabilization reserve after the change	2 003	4 149	4 870	9 283	8 760
(1)	The $1 901-million increase in 2017-2018 includes the impact of $1 208 million for the transfer, on June 1, 2017, of the operations of the Agence métropolitaine de transport to the Autorité régionale de transport métropolitain and the Réseau de transport métropolitain, which are excluded from the reporting entity.

Budget 2021-2022
C.6	Additional Information

2.	ACT TO REDUCE THE DEBT AND ESTABLISH THE GENERATIONS FUND

2.1	Debt reduction objectives

The following debt reduction objectives are set forth in the Act to reduce the debt and establish the Generations Fund for fiscal 2025-2026:

  the gross debt must not exceed 45% of GDP;

  the debt representing accumulated deficits must not exceed 17% of GDP.

The requirements of the Act to reduce the debt and establish the Generations Fund are set out in the Appendix.

❏	Debt reduction

The COVID-19 pandemic stopped the decrease in the gross debt-to-GDP ratio and the ratio of debt representing accumulated deficits to GDP that had prevailed in recent years.

As at March 31, 2021, the gross debt will stand at 49.5% of GDP, and the debt representing accumulated deficits will amount to 27.1% of GDP.

Given the substantial increase in the debt in 2020-2021 as a result of the significant deterioration in Québec's financial situation due to the public health crisis, it is not expected that the targets set out in the Act will be met.2

Québec's economic situation remains uncertain due to the current pandemic. Over the coming months, the government will continue to monitor the evolution of the economy and public finances. Based on this information, it will review the

Act to reduce the debt and establish the Generations Fund, particularly with regard to the achievement of the targets set for 2025-2026.

____________________
[2]	Section I of the Québec Budget Plan – March 2021 provides detailed information on the Québec government’s debt.

Report on the Application of the Legislation Respecting
a Balanced Budget and the Generations Fund	C.7

2.2	Generations Fund

❏	Deposits in the Generations Fund

Deposits in the Generations Fund help to reduce the debt and thus to improve intergenerational fairness. That is why the government has chosen to maintain these deposits, despite the expected deficits.

In 2021-2022, deposits of dedicated revenues in the Generations Fund will amount to $3.1 billion.

Deposits in the Fund come mainly from:

  water-power royalties by Hydro-Québec and private producers of hydro-electricity;

  revenue stemming from the indexation of the price of heritage electricity;

  an additional contribution of $215 million per year from Hydro-Québec;

  mining revenues collected by the government;

  an amount of $500 million per year drawn from the specific tax on alcoholic beverages;

  investment income.

TABLE C.3

Generations Fund
(millions of dollars)
	March 2020		March 2021
			2020-	2021-	2022-	2023-	2024-	2025-
	2020-2021	Adjustments	2021	2022	2023	2024	2025	2026
Book value, beginning of year(1)	8 926	–27	8 899	11 913	14 993	18 201	21 978	26 087
Dedicated revenues
Water-power royalties
Hydro-Québec	763	–46	717	739	763	818	829	835
Private producers	103	2	105	104	106	108	110	113
Subtotal	866	44	822	843	869	926	939	948
Indexation of the price of heritage electricity	388	–6	382	495	520	630	740	845
Additional contribution from Hydro-Québec	215	—	215	215	215	215	215	215
Mining revenues	283	86	369	395	317	340	347	389
Specific tax on alcoholic beverages	500	—	500	500	500	500	500	500
Unclaimed property	15	22	37	27	34	252	272	40
Investment income(2)	462	227	689	605	753	914	1 096	1 288
Total dedicated revenues	2 729	285	3 014	3 080	3 208	3 777	4 109	4 225
BOOK VALUE,
END OF YEAR	11 655	258	11 913	14 993	18 201	21 978	26 087	30 312
(1)	For information purposes, the market value of the Generations Fund as at December 31, 2020, was $12.0 billion, which is $1.0 billion higher than its book value.
(2)	The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on the disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.8% is expected, based on five historical years.

Budget 2021-2022
C.8	Additional Information

❏	Evolution of the Generations Fund

Taking into account the deposits made since the creation of the Fund and those forecast, as well as the use of the Fund to repay borrowings on financial markets, the book value of the Generations Fund is expected to stand at $15.0 billion as at March 31, 2022 and $30.3 billion as at March 31, 2026.

CHART C.1

Growth in the book value of the Generations Fund as at March 31
(millions of dollars)

Report on the Application of the Legislation Respecting
a Balanced Budget and the Generations Fund	C.9

APPENDIX:	LEGISLATIVE REQUIREMENTS

❏	The Balanced Budget Act

The Balanced Budget Act (CQLR, chapter E-12.00001) was passed unanimously by the National Assembly on December 19, 1996. The Act stipulates that the government must table balanced budget estimates and sets out the applicable rules in the case of a surplus or an overrun.

Under the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the government must achieve an equivalent surplus in the next fiscal year.

The Act stipulates that the government may incur overruns for a period of more than one year, where such overruns total at least $1 billion as a result of circumstances defined in the Act, namely, a disaster having a major impact on revenue or expenditure, a significant deterioration of economic conditions or a change in federal programs of transfer payments to the provinces that would substantially reduce transfer payments to the government.

If there is an overrun of at least $1 billion, the Minister of Finance must report to the National Assembly on the circumstances justifying that the government incur such overruns. In addition, the Minister must present a financial plan allowing those overruns to be offset within a five-year period and apply offsetting measures covering at least $1 billion as of the fiscal year in which such an overrun is anticipated, or the following year in the case where an overrun is recorded. He must offset at least 75% of those overruns within the first four fiscal years of that period.

The Act also establishes a stabilization reserve in order to facilitate the government's multi-year budget planning and, subsidiarily, to allow sums to be deposited in the Generations Fund. Any surpluses recorded for a fiscal year are automatically allocated to this reserve whose main purpose is to maintain a balanced budget.

Lastly, the Act stipulates that the Minister of Finance must report to the National Assembly, in the budget speech, on the objectives of the Act, their achievement and any variance recorded, and on the operations of the stabilization reserve.

Report on the Application of the Legislation Respecting
a Balanced Budget and the Generations Fund	C.11

❏	The Act to reduce the debt and establish the Generations Fund

The Act to reduce the debt and establish the Generations Fund (CQLR, chapter R-2.2.0.1) was passed on June 15, 2006. This statute established the Generations Fund, a fund dedicated exclusively to repaying the gross debt.

In 2010, the Act was amended to revise the concepts of debt used and the debt reduction objectives that must be achieved by 2025-2026.

The Act stipulates that, for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, and the debt representing accumulated deficits must not exceed 17% of GDP.

Under the provisions of the Act, the Generations Fund is made up of the following sums from revenue sources dedicated to debt repayment:

  water-power royalties paid by Hydro-Québec and private producers of hydro-electricity;

  part of Hydro-Québec's earnings on the sale of electricity outside Québec as a result of its increased generating capacity;3 revenues from the indexation of the price of heritage electricity since 2014;
  fees or charges for water withdrawal;3

  since 2015-2016, the total fees, duties, rentals and mining royalties provided for in the Mining Tax Act and the Mining Act. This amount is established once the duties allocated to the mining heritage and mining activity management components of the Natural Resources Fund have been subtracted;

  in 2014-2015 and 2015-2016, $100 million a year, increasing to $500 million a year as of 2016-2017, from the specific tax on alcoholic beverages;

  from 2017-2018 to 2043-2044, $215 million per year from Hydro-Québec;

  sale of government assets, rights or securities;3

  unclaimed property administered by Revenu Québec;

  gifts, legacies and other contributions received by the Minister of Finance;

  income generated by the investment of the sums making up the Generations Fund.

The Act allows the government to order that a part, which it establishes, of any sum that would otherwise have been attributed to the General Fund of the Consolidated Revenue Fund be allocated to the Generations Fund.

____________________
[3]	A government order is required to set the portion of these amounts that must be allocated to the Generations Fund.

Budget 2021-2022
C.12	Additional Information

Similarly, that Act authorizes the government, subject to the provisions of the Balanced Budget Act, to use the stabilization reserve to deposit sums in the Generations Fund.

The sums constituting the Generations Fund are deposited with the Caisse de dépôt et placement du Québec and managed in accordance with an investment policy determined by the Minister of Finance, in collaboration with representatives of the Caisse.

The Act also stipulates that the Minister of Finance may take any sum from the Generations Fund and use it to repay the debt.

Lastly, the Act stipulates that the Minister of Finance must report to the National Assembly, in the budget speech, on the evolution of the debt representing accumulated deficits and of the gross debt, on the sums constituting the Generations Fund and on any sums used to repay the gross debt.

Report on the Application of the Legislation Respecting
a Balanced Budget and the Generations Fund	C.13